Exhibit 1

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

BRITISH AMERICAN TOBACCO P.L.C.

2. Name of scheme

A)          BRITISH AMERICAN TOBACCO P.L.C. Sharesave Scheme - 1,500,000 Ordinary shares of 25p each (Ref: 0287580) (GB0002875804)

B)          BRITISH AMERICAN TOBACCO P.L.C. Sharesave Scheme - 1,500,000 Ordinary shares of 25p each (Ref: 0287580) (GB0002875804)

3. Period of return:

From 1 July 2025 to 31 December 2025

4. Balances under scheme from previous return:

A)          113,291

B)          1,500,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

A)          N/A

B)          N/A

6. Number of securities issued/allotted under scheme during period:

A)          38,298

B)          0

7. Balance under scheme not yet issued/allotted at end of period:

A)          74,993

B)          1,500,000

8. Number and class of securities originally listed and the date of admission:

A)          1,500,000 listed on 01.05.15 (REF: 0287580) (GB0002875804)

B)          1,500,000 listed on 03.03.25 (REF: 0287580) (GB0002875804)

9. Total number of securities in issue at the end of the period:

2,312,454,501 Ordinary Shares of 25p each which figure includes 132,988,352 shares held in Treasury.

Contact for queries:

Name: C. Worlock

Address: Globe House, 4 Temple Place, London WC2R 2PG

Telephone: +44 20 7845 1976

Date: 2 January 2026